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SECURIT̶ ̶ ̶ ̶ ̶ ̶SSION

09057832

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

~~Mail Processing Section~~

FEB 25 2009

Washington, DC
110

SEC FILE NUMBER
8-53412

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

   MSCS Financial Services, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

      700 Seventeenth Street, Suite 300
          (No. and Street)

Denver	CO	80202
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

   R. Clifton D'Amato   (720) 956-5401
                   (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   EHRHARDT KEEFE STEINER & HOTTMAN PC
     (Name - *if individual, state last, first, middle name*)

7979 EAST TUFTS AVE., SUITE 400	ENGLEWOOD CO	80237
(Address)	(City) (State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).



OATH OR AFFIRMATION

I, R. Clifton D'Amato affirm that, to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of MSCS Financial, LLC, as of and for the year ended December 31, 2008, are true and correct. I further affirm that neither the Company nor any stockholder, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Signature

Chief Financial Officer
Title

Notary Public

This report** contains (check all applicable boxes):

__X__ a. Facing page.

__X__ b. Statement of Financial Condition.

__X__ c. Statement of Income (Loss).

__X__ d. Statement of Cash Flows.

__X__ e. Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.

____ f. Statement of Changes in Liabilities Subordinated to Claims of Creditors.

__X__ g. Computation of Net Capital.

____ h. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.

____ i. Information Relating to the Possession or Control Requirement under Rule 15c3-3.

____ j. A Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A 15c3-3.

____ k. A Reconciliation Between the Audited and Unaudited Statements of Financial Condition with Respect to Methods of Consolidation.

__X__ l. An Oath or Affirmation.

____ m. A Copy of the SIPC Supplemental Report.

____ n. A Report Describing any Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit.

__X__ n. Independent accountants' report on internal control structure.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MSCS FINANCIAL SERVICES, LLC

Table of Contents



7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

We have audited the accompanying statement of financial condition of MSCS Financial Services, LLC as of December 31, 2008, and the related statements of income and member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MSCS Financial Services, LLC as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the accompanying schedule is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 18, 2009
Denver, Colorado

MSCS FINANCIAL SERVICES, LLC

Statement of Financial Condition
December 31, 2008

Assets

Assets
Cash and cash equivalents	$	4,034,654
Cash deposited with clearing organization		57,996
Accounts receivable		163,108
Due from affiliate		27,117
Prepaid expenses		2,222
Total assets	$	4,285,097

Liabilities and Member's Equity

Liabilities
Accounts payable and accrued liabilities	$	779,548
Due to affiliate, net		24,470
Due to member		19,583
Total liabilities		823,601

Contingencies

Member's equity		3,461,496
Total liabilities and member's equity	$	4,285,097

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Income and Member's Equity
For the Year Ended December 31, 2008

Revenue	
Commissions and distribution fees	$ 45,101,536
Interest	88,060
Total revenue	45,189,596
Operating expenses	
Commissions paid to other broker dealers	14,547,479
Employee compensation and benefits	3,150,803
Other operating expenses	995,456
Clearance fees	45,498
Communications and data processing	176,943
Total operating expenses	18,916,179
Net income	26,273,417
Beginning member's equity	3,188,079
Distributions to member	(26,000,000)
Ending member's equity	$ 3,461,496

See notes to financial statements.

MSCS FINANCIAL SERVICES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2008

Cash flows from operating activities	
Net income	$ 26,273,417
Adjustments to reconcile net income to net cash	
provided by operating activities	
Cash deposited with clearing organization	(933)
Accounts receivable	(63,770)
Prepaid expenses	(397)
Accounts payable and accrued liabilities	69,908
Due to affiliate, net	(10,707)
	(5,899)
Net cash provided by operating activities	26,267,518
Cash flows from financing activities	
Distributions to member	(26,000,000)
Due to member	(3,417)
Net cash used in financing activities	(26,003,417)
Net increase in cash and cash equivalents	264,101
Cash and cash equivalents - beginning of year	3,770,553
Cash and cash equivalents - end of year	$ 4,034,654

See notes to financial statements.

- 4 -

MSCS FINANCIAL SERVICES, LLC

Notes to Financial Statements

Note 1 - Description of Business and Summary of Significant Accounting Policies

MSCS Financial Services, LLC (the Company) was formed on April 6, 2001, as a Delaware Limited Liability Company. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA). Pursuant to the Company's membership agreement, the SEC and FINRA gave the Company permission to commence operations on January 2, 2002 and to continue until December 31, 2049.

The Company is a wholly owned subsidiary of Matrix Settlement & Clearance Services, LLC (the Parent). The Parent is owned 100% by OPTECH Systems, Inc., who is a wholly owned subsidiary of Matrix Financial Solutions, Inc. The Company was formed to perform broker-dealer functions required to support the Parent's business that consists primarily of facilitating the clearing of purchase and redemption trades of various mutual fund shares for the customer accounts of financial institutions such as banks, third-party administrators, and registered investment advisers throughout the United States (the Customers). The Company processes unsolicited mutual fund transactions from the Customers and does not process any retail business.

As discussed above and in Note 2, the Company is part of an affiliated group of entities. Accordingly, these affiliations and other related party disclosures must be taken into consideration in reviewing the accompanying financial statements. The operating results of the Company could vary significantly from those that would have been obtained had the Company operated independently.

The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 of the Securities and Exchange Act of 1934 (the Act) and does not carry customer accounts or clear customer transactions. Accordingly, all such transactions are executed and introduced by the Company on behalf of its affiliate, MG Trust Company, LLC, to Ridge Clearing and Outsourcing Solutions, LLC (Ridge), on a fully disclosed basis. The Company's agreement with Ridge provides that, as clearing broker, Ridge will keep such records of the transactions affected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Act and performs all services customarily incident thereto. All customer funds and securities received, if any, are promptly transmitted directly to Ridge. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3 of the Act.

Cash and Cash Equivalents

The Company considers all highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. The Company continually monitors its positions with, and the credit quality of, the financial institutions with which it invests. As of the balance sheet date, balances of cash and cash equivalents exceeded the federally insured limit by approximately $3.5 million.

Concentrations of Credit Risk

Financial instruments, which potentially subject the Company to concentration of credit risk, consist principally of cash and cash equivalents and accounts receivable. The Company places its temporary cash investments with what management believes are high-credit, quality financial institutions.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Concentrations of Credit Risk (continued)

The Company grants credit in the normal course of business to customers in the United States. The Company periodically performs credit analysis and monitors the financial condition of its customers to reduce credit risk. For the year ended December 31, 2008, one customer accounted for 11% of commissions and distribution fees.

Fair Value of Financial Instruments

The carrying amounts of financial instruments including cash and cash equivalents, receivables, deposits, and payables approximated fair value as of December 31, 2008 because of the relatively short maturity of these instruments.

Cash Deposited With Clearing Organization

The Company has cash of $57,996 deposited with Ridge to offset certain risks assumed by Ridge related to clearing and settling securities and cash transactions on behalf of the Company's customers.

Revenue Recognition

Revenues, related expenses, commissions receivable and payable are recorded on a trade-date basis, which is the date the transaction is executed. Commissions receivable are typically received in full shortly after the receivable is recorded and management has determined that no allowance for uncollectible amounts is necessary. The Company historically has not experienced losses from uncollectible accounts.

Revenue is primarily earned from commissions where the Company is the broker-dealer of record for certain mutual fund and security transactions. Income received from front-end commissions and related transactional fees are recorded on a trade-date basis as the security transactions occur. Income received for Rule 12b-1 distribution fees are recognized when received. Revenue is presented in the accompanying statement of income in accordance with EITF 99-19, *Reporting Revenue Gross as a Principle Versus Net as an Agent*. The Company has no significant incremental direct costs.

Income Taxes

The Company has elected to be treated as a Limited Liability Company (LLC) for income tax purposes. Accordingly, taxable income and losses of the Company are reported on the income tax return of the Company's member and no provision for income taxes has been recorded in the accompanying financial statements.

Note 1 - Description of Business and Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2 - Related Party Transactions

The Company has an Expense Paying Agreement with Matrix Settlement & Clearance Services, LLC (MSCS), a wholly-owned subsidiary of Matrix Financial Solutions, Inc., where MSCS provides office space, personal property, utilities, accounting, payroll and employee benefits services to the Company and the Company pays MSCS for its share based upon its usage. The Company recorded approximately $2.9 million in allocated expenses for the year ended December 31, 2008. These amounts may not be indicative of expenses for similar transactions incurred with third parties.

For the year ended December 31, 2008, the Company made distributions to the Parent in the amount of $26,000,000. Additionally, the Company had a balance due to the Parent of $19,583.

As of December 31, 2008, accounts receivable were pledged as collateral for a line-of-credit held by Matrix Financial Solutions, Inc.

Note 3 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2008, the Company had net capital of $3,178,144, which was $3,123,238 in excess of its required net capital of $54,906 (the greater of $25,000 or 6-2/3% of aggregate indebtedness). The Company's aggregate indebtedness to net capital ratio was 0.26 to 1 as of December 31, 2008.

ACCOMPANYING INFORMATION

MSCS FINANCIAL SERVICES, LLC

Computation of Aggregate Indebtedness and Net Capital Pursuant to Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Total member's equity	$	3,461,496
Deduct nonallowable assets		
Accounts receivable		(158,596)
Due from affiliate		(27,117)
Prepaid expenses		(2,222)
Deduct haircuts on securities		
Other securities		(95,417)
Net capital	$	3,178,144
Total aggregate indebtedness	$	823,601
Net capital	$	3,178,144
Minimum net capital requirement (greater of $25,000 or 6-2/3% of aggregate indebtedness)		54,906
Excess net capital	$	3,123,238
Aggregate indebtedness to net capital		0.26

The above computation does not differ from the computation of net capital prepared by the Company as of December 31, 2008 on Form X-17a-5.



EKS&H

EHRHARDT · KEEFE
STEINER · HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS



7979 E. Tufts Avenue, Suite 400

Denver, Colorado 80237-2843

P: 303-740-9400 F: 303-740-9009

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL
REQUIRED BY SEC RULE 17A-5

Board of Directors and Member
MSCS Financial Services, LLC
Denver, Colorado

In planning and performing our audit of the financial statements of MSCS Financial Services, LLC (the Company), as of and for the year ended December 31, 2008 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

- 10 -

Board of Directors and Member
MSCS Financial Services, LLC

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Ehrhardt Keefe Steiner + Hottman PC

Ehrhardt Keefe Steiner & Hottman PC

February 18, 2009
Denver, Colorado

MSCS FINANCIAL SERVICES, LLC

Financial Statements
and
Independent Auditors' Report
December 31, 2008



EKS&H

EHRHARDT · KEEFE
STEINER · HOTTMAN PC

CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS